UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

Results of the extraordinary meeting of shareholders

On March 3, 2025, Codere Online Luxembourg, S.A. (the “Company”) held an extraordinary shareholders’ meeting with a single resolution to grant the authorization to the Company’s board of directors to repurchase directly on the Nasdaq Stock Market up to one million (1,000,000) ordinary shares of the Company.

The resolution submitted to the Company’s shareholders at the above meeting was duly approved.

A copy of the convening notice to the shareholder meeting is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Convening Notice to the Extraordinary General Meeting of Shareholders held on March 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: March 3, 2025	/s/ Oscar Iglesias
Oscar Iglesias
Chief Financial Officer